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                                                                   EXHIBIT 99.9

FOR IMMEDIATE RELEASE

                                                          Contact: James Illson
                                         Senior Vice President, Finance and CFO
                                                                 (310) 615-1295

                                                                  Karen Tallman
                                                Vice President, General Counsel
                                                                 (310) 615-1235

                                            Financial Media/Investor Relations:
                                       Charles B. Freedman, Assistant Treasurer
                                                                 (310) 615-1376
                                                                    Rivian Bell
                                                                 (310) 615-6812
                                                                 (310) 615-6868
                                                 (800) 686-1910 (24-hour pager)

                   MERISEL FILES PROXY SUPPLEMENT WITH SEC;
                         STOCKHOLDERS TO VOTE SEPT. 18

                     STONINGTON EXTENDS PROPOSAL DEADLINE

  El Segundo, Calif. (Sept. 4, 1997)--Merisel, Inc. (NASDAQ:MSEL) today filed its supplement to the proxy statement/prospectus and exchange restructuring prospectus with the Securities and Exchange Commission (SEC) detailing recent developments in the company's proposed debt restructuring plan. The supplement and new ballots will be mailed to stockholders and noteholders immediately following the SEC declaring the supplement effective.

  At the special stockholder meeting scheduled for Sept. 18, stockholders will vote on the existing debt restructuring plan under which they would retain 20 percent of the equity in the company and would receive warrants in two series at exercise prices of $7.15 and $8.58, after giving effect to a one-for-five reverse split, which would total an additional 17.5 percent of the then outstanding common stock. Holders of the company's 12.5% Senior Notes would exchange $125 million principal amount of notes outstanding for 80 percent of the post-restructuring common stock. Despite extensive discussions, no agreement could be reached with the noteholders with respect to improving stockholder consideration under the plan.

  The company also confirmed that Stonington Partners, Inc. has extended the deadline for its revised proposal from Sept. 4 to three days following the termination of the company's existing agreement with noteholders or October 31, 1997, whichever is sooner. In consideration for the extension, the company has modified the circumstances under which it is obligated to pay Stonington the fees and expenses in the amounts previously agreed to upon the expiration or, under certain circumstances, termination of the revised proposal. Earlier this week, Merisel reported it had received a revised proposal from Stonington to loan $152 million in a convertible debt instrument to refinance existing operating company debt, with a portion of the loan immediately convertible into common stock and the remainder convertible upon a favorable stockholder vote. Under such proposal, existing stockholders would retain 37.6 percent of the common stock.

  In evaluating these two proposals, the Board of Directors has determined that the Stonington proposal is significantly more attractive to the stockholders in economic terms than the noteholder restructuring and, in light of the company's inability to negotiate an improvement in the terms of the noteholder restructuring, the board has withdrawn its recommendation relating to the stockholder vote on the issuance of common stock to the noteholders and the prepackaged plan of reorganization.

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  In addition, the company announced that it is seeking a declaratory judgment in Delaware Chancery Court with respect to certain issues in dispute between the company and the noteholders in connection with the interpretation of their agreement. Further details are available in the supplement filed with the Securities and Exchange Commission today.

  Merisel, Inc. (NASDAQ:MSEL) is a leader in the distribution of computer hardware and software products and reported 1996 sales of $3.44 billion from its North American operations. Merisel distributes a full line of 25,000 products and services from the industry's leading manufacturers to more than 45,000 resellers throughout North America. In addition, the company provides a full range of customized, value-added services. Merisel also offers dedicated support to high-end resellers through the Merisel Open Computing Alliance (MOCATM), which is dedicated to Sun Microsystems and related third-party products. @Merisel, the company's corporate home page, is located at http://www.merisel.com. Additional information can be obtained by fax at (310) 615-6811.

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